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EXHIBIT 99.6

            AMENDMENT TO SOFTWARE LICENSE AND DISTRIBUTION AGREEMENT

The Software License and Distribution Agreement dated November 1, 2001 ("Agreement") by and between Human Concepts, LLC, of Mill Valley, CA ("HC") and International Microcomputer Software, Inc., a California corporation ("IMSI"), is hereby amended effective as of April 1, 2003 ("Amendment") as follows:

1. The following language is hereby added to the end of Paragraph 3.1 Grant Of License to Standard Version:

"IMSI shall have the right to distribute and sell the Standard Version on an exclusive basis to Resellers until June 30, 2003. Thereafter, IMSI shall have no further distribution rights with respect to the Standard Version to any Resellers other than Ingram. IMSI shall have the exclusive right to distribute and sell the Standard Version to Ingram and the non-exclusive right to distribute and sell the Standard Version to End-Users until December 31, 2003, at which time such rights shall also terminate."

2. The following language is hereby added to the end of Paragraph 3.2 Grant Of License to Professional Version:

"IMSI shall have the right to distribute and sell the Professional Version on an exclusive basis to Resellers until June 30, 2003. Thereafter, IMSI shall have no further distribution rights with respect to the Professional Version to any Resellers other than Ingram. IMSI shall have the exclusive right to distribute and sell the Professional Version to Ingram and the non-exclusive right to distribute and sell the Professional Version to End-Users until December 31, 2003, at which time such rights shall also terminate."

3. In Paragraph 3.3 Exclusivity the first and last sentences are hereby deleted in their entirety.

4. Paragraph 3.4 Loss of Exclusivity is hereby deleted in its entirety.

5. In the third line of Paragraph 7.2 Royalties on Standard Version, immediately after the language "...for such copy," the following language is hereby added:

"(and in the case of sales to Ingram by IMSI on and after July 1, 2003, fifty percent (50%) of the Net Revenue from each copy)".

6. The following language is hereby added to the end of Paragraph 7.6 Timing of
Payments:

"Notwithstanding the foregoing, any and all royalties earned by HC under this Agreement through January 31, 2003, and unpaid by IMSI as of the date of this Amendment are forgiven and shall not be due and owing to HC. Royalties due under this Agreement for the months of February and March, 2003, shall be forty percent (40%) of the amount otherwise required by this Article 7. Payments and Reports (the other 60% shall be forgiven), and this amount shall be due and payable by IMSI no later than May 15, 2003. Royalties due for under this Agreement for the months of April, May, and June, 2003, shall be forty percent (40%) of the amount otherwise required by this Article 7. Payments and Reports (the other 60% shall be forgiven), and this amount shall be due and payable by IMSI no later than August 15, 2003."

7. Paragraph 10.3 Failure to Pay Minimum Royalties is hereby deleted in its entirety.

8. Paragraph 10.4 Buy-Out by HC is hereby deleted in its entirety.

All other terms and conditions of the Agreement are left unchanged and are hereby reaffirmed.

IMSI                                      HUMAN CONCEPTS, LLC
/s/ Gordon Landies                        /s/ Martin Sacks
Gordon Landies                            Martin Sacks
President                                 CEO